Exhibit 14.1

CABLE DESIGN TECHNOLOGIES

CODE OF BUSINESS CONDUCT & ETHICS

This Code of Business Conduct & Ethics applies to Cable Design Technologies Corporation, its controlled subsidiaries and their divisions (CDT). It also applies to the directors, officers, employees and agents of these entities. Anyone who violates the Code will be acting outside the scope of his or her engagement or employment and will be subject to disciplinary action.

This Code of Business Conduct & Ethics highlights several specific policies and laws; the examples included do not represent every instance where a policy or the law applies. But we do expect you to comply with the Code, to be generally aware of certain laws and regulations and to recognize sensitive issues. Most importantly, we expect you to seek advice when necessary. Remember, it is always better to ask first so problems can be avoided later.

The Code is based on the following general principles:

1. Compliance with the Law

CDT and its employees will abide by the letter and the spirit of all applicable laws and regulations, and will act in such a manner that the full disclosure of all facts related to any activity will always reflect favorably upon CDT.

2. Adherence to High Ethical Standards

CDT and its employees will adhere to high ethical standards of conduct in all business activities, and will act in a manner that enhances CDT’s standing as a vigorous and ethical competitor within the business community.

3. Responsible Business Citizenship

CDT and its employees will act as responsible citizens in the communities where CDT does business.

The specific issues discussed in this booklet do not cover all situations where a law or company policy may apply. However, they should help you better understand the general principles stated above

TABLE OF CONTENTS

ANTITRUST	1

BRIBERY AND KICKBACKS	1

CERTIFICATIONS AND DISCLOSURES	1

CONFIDENTIALITY OF CORPORATE INFORMATION	1

COMPLIANCE WITH COPYRIGHT LAWS	2

COMPETITIVE INFORMATION	2

CONFLICT OF INTEREST	2

CORPORATE PROPERTY	2

E-MAIL AND VOICE MAIL	3

ENVIRONMENT, HEALTH AND SAFETY	3

EXPORT CONTROL LAWS	4

EXTERNAL COMMUNICATIONS	4

FINANCIAL RECORDS AND CONTROLS	4

GIFTS AND ENTERTAINMENT	5

HUMAN RESOURCES	5

INSIDER INFORMATION AND SECURITIES TRADING	5

POLITICAL CONTRIBUTIONS	6

QUALITY AND TESTING	6

SUBSTANCE ABUSE	6

DISCIPLINE	6

REPORTING UNLAWFUL OR UNETHICAL ACTIVITIES	6

AMENDMENTS AND SUPPLEMENTS	7

ANTITRUST

Antitrust laws are designed to preserve and foster fair and honest competition within the free enterprise system. CDT’s policy requires full compliance with the letter and spirit of all U.S. and foreign antitrust laws.

CDT prohibits:

•	making agreements or reaching understandings with competitors to set minimum or maximum prices or any term of sale affecting price; to allocate customers, products, services, or territories; or to set the supply or production levels for any product or service;

•	making agreements or reaching understandings with competitors not to deal with any customer, supplier, or competitor, or any group of customers, suppliers or competitors; and

•	dictating the resale prices of CDT products or services offered by independent distributors or other resellers.

There are other activities that might also violate U.S. or foreign antitrust laws, such as certain refusals to do business, certain exclusive dealing arrangements, significant differences in prices or terms offered to similar customers and charging below-cost prices.

Because this area of the law is complex, and the penalties for violation are significant, if you have any questions about a specific business activity consult with your supervisor or CDT’s General Counsel.

BRIBERY AND KICKBACKS

You may not give anything of value, directly or indirectly, to any customer or potential customer, supplier or potential supplier as an inducement to obtain business or favorable treatment or, in the case of public officials, as an inducement to have a law or regulation enacted, defeated or violated, for the award of business or a contract or for any other purpose. In addition, you may not engage or permit any agent or other person to perform any of the foregoing.

Similarly, you may not accept anything of value in return for favorable treatment from customers, suppliers or potential suppliers, either for you or others. All contacts and dealings with customers and suppliers shall be conducted so as to avoid even the appearance of impropriety or violation of any applicable law or regulation, or this Code of Business Conduct.

CERTIFICATIONS AND DISCLOSURES

Employees are routinely required to certify that, to the best of their knowledge and belief, CDT or our products are in compliance with the law, specifications or other requirements. Some common certifications include: certifications of environmental, safety, and health matters; certifications to the federal government; applicable testing requirements have been met; and product quality certifications required by customers or regulatory agencies. If your job requires completing or signing such certifications, you must be aware of the requirements applicable to such certifications and be sure that such certifications are prepared accurately and completely.

CONFIDENTIALITY OF CORPORATE INFORMATION

One of CDT’s most valuable assets is its body of business information. The widespread use of computer terminals and systems and cellular phones has caused this information to be potentially accessible by many individuals. Failure to adequately protect this corporate information can lead to the loss of highly confidential data that may place CDT at a disadvantage in the marketplace.

As an employee, you are responsible and accountable for the integrity and protection of all business information

(including your electronic mail and voice mail) and you must take steps to protect information that has been entrusted to you. For example, you must not make inappropriate modifications of information or destroy, disfigure or disclose information. Customer lists, property records and other business information, even if compiled from public sources, are CDT property and cannot be taken or used for personal benefit. Company data may not be copied except as reasonably required in furtherance of your duties.

Documents containing sensitive data should be handled carefully during working hours and must be properly secured at the end of the business day. Particular attention must be paid to the security of the data stored on your computer or your operating unit’s computer system. You must maintain the secrecy of your password and lock or otherwise secure the equipment when not in use. If you see people that you do not recognize using computers in your area, immediately report this to your supervisor.

COMPLIANCE WITH COPYRIGHT LAWS

Software should not be installed on more than one computer system (whether at home, in the office or at another location) unless such installation is permitted under the terms of the software license or a proper multiple use license is obtained. Personal software should not be installed on a CDT computer unless (i) the appropriate approval is obtained from your operating unit’s management information system manager and (ii) such software is licensed for such installation (e.g., not copied). Software includes applications for word processing, spreadsheet and financial, as well as games, fonts and screen savers.

Newsletters and other publications should not be copied for internal or external distribution. Either multiple copies should be purchased, the original circulated or the appropriate permission obtained.

COMPLIANCE WITH LAW

You should understand those laws that apply to you in the performance of your job and must always strive to keep your conduct in strict compliance with both the letter and the spirit of such laws.

COMPETITIVE INFORMATION

You should not seek or accept information about competitors or their products or services unless you believe that it is legal both to receive and to use the information. You may not attempt to acquire a competitor’s trade secrets or other proprietary or confidential information through unlawful or unethical means, such as theft, spying or leaks.

CONFLICT OF INTEREST

A conflict of interest exists when there is a conflict between your obligation to CDT and your personal self-interest. You must not engage in any activities, transactions, or relationships that are incompatible with the impartial, objective, and effective performance of your duties. The appearance of a conflict often can be as damaging as an actual conflict. A good general rule is to avoid any action or association that would be embarrassing to you or CDT if it were disclosed to the public.

Generally speaking, you should not provide service or assistance to a competitor or engage in activities that compete with any of CDT’s lines of business. In addition, you should not use company assets for your personal gain. Work you do for the company belongs to the company. You may not exploit for your personal gain inventions, patents, copyrights or other intellectual property rights belonging to the company. If a business opportunity should arise that relates in any way to CDT’s businesses, taking it for your personal gain is similar to misappropriating a corporate asset.

CORPORATE PROPERTY

You should ensure that CDT resources — whether time, material, equipment or information — are only used for legal, ethical and proper purposes that directly benefit CDT. You may not use CDT resources for other purposes or in a way that may embarrass the Company. You should not take, sell, loan, give away or otherwise dispose of corporate property, regardless of its condition or value, unless you have specific and proper authorization. You should immediately report any actual or suspected theft or misuse of corporate property to a supervisor.

E-MAIL AND VOICE MAIL

Electronic mail (e-mail) and voice mail systems are provided exclusively to assist in your conduct of CDT business, and are not for personal use (except on an infrequent and limited basis in conformity with this Code and any other applicable policies).

Messages sent through e-mail and the contents of your computer as well as messages contained on voice mail are the sole property of CDT, and are considered business records of CDT. Accordingly, they may be used in administrative, judicial, or other proceedings. E-mail and voice mail are intended to be used for business purposes only.

Any communications by employees via e-mail or voice mail that may constitute verbal abuse, slander, or defamation or may be considered offensive, harassing, vulgar, obscene, or threatening is prohibited. Offensive content would include but not be limited to sexual comments or images, racial slurs, gender-specific comments, or any comments that would offend someone on the basis of his or her age, race, sex, color, religion, national origin, handicap, disability, or veteran status. The communication, dissemination, or printing of any copyrighted materials in violation of copyright laws is also prohibited. Additionally, downloading, distributing, or sending pornographic or obscene materials is prohibited.

CDT may override any individual passwords and/or codes or require you to disclose any passwords and/or codes to facilitate access by CDT to e-mail or voice mail. CDT retains the right to access your e-mail or voice mail at any time for any reason whatsoever without notice to you. Such reasons include, but are not limited to, to determine and/or prevent personal use of e-mail or voice mail, to assure compliance with CDT policies, to conduct company business, and/or to investigate conduct or behavior that may be illegal or adverse to CDT, other CDT employees or customers. Since the purpose of this policy is to notify you that you are to have no expectation of privacy regarding e-mail or voice mail, notice to you or your permission to access your own e-mail or voice mail by others is not required.

By using the CDT’s e-mail and voice mail, you knowingly and voluntarily consent to your usage of these systems being monitored and acknowledge CDT’s right to conduct such monitoring. Employees should not expect that e-mail or voice mail is confidential or private, and, therefore, you should have no expectation of privacy whatsoever related to your usage of these systems. Even when a message is erased, it is still possible to recreate the message, therefore privacy of messages cannot be ensured to anyone.

ENVIRONMENT, HEALTH AND SAFETY

CDT is committed to protecting and maintaining the quality of the environment and to promoting the health and safety of employees, customers and the communities where we operate. You are expected to support this commitment by:

•	operating in full compliance with both the letter and the spirit of environmental, health and safety laws and regulations and company policies;

•	consistently implementing all work practices taught in company-sponsored education and training programs to protect the environment and prevent personal injury or property loss;

•	actively encouraging care and regard for the environment among fellow employees and in the community;

•	immediately reporting any environmental, health or safety problems to supervisors;

•	identifying opportunities to improve environmental, health and safety programs and performance;

•	being prepared to implement emergency preparedness plans if necessary; and

•	developing and implementing waste management programs including resource conservation and waste reduction, recycling, recovery and treatment methods.

Reports of any actual or potential environmental, health or safety problems, or any questions about employees responsibilities or company policies in these areas should be immediately directed to your supervisor, the president/general manager of your operating unit or CDT’s General Counsel.

CDT is committed to making the workplace safe. To help ensure a safe workplace, CDT prohibits some activities. Examples include:

•	threatening or violent behavior, or even the suggestion of such behavior, toward others, including co-workers, customers and suppliers;

•	possession of firearms, explosives or other weapons anywhere on company property or while conducting company business; and

•	willful destruction of company property or property of others.

Any security incidents and crimes involving the company must be reported immediately to a supervisor or the president/general manager of your operating unit.

EXPORT CONTROL LAWS

CDT must comply with all applicable national and multinational export control laws. For example, U.S. export control laws apply to the export and re-export of U.S. goods and technology. Under certain circumstances, these laws prohibit subsidiaries of U.S. companies, including those located outside the United States, from dealing directly or indirectly with particular countries or persons/entities. Proper procedures should be developed to screen out these persons/entities. In addition, no agreement relating to the embargo of any country shall be entered into (or otherwise explicitly or implicitly consented to) without first checking with CDT’s General Counsel as to applicable law.

EXTERNAL COMMUNICATIONS

You should not answer any questions from outside parties relating to CDT’s business activities unless you have been specifically authorized to do so. Any inquiries from industry analysts or reporters must be directed to your supervisor, the president/general manager of your operating unit or CDT’s Director of Investor Relations. Any inquiries from attorney’s, investigators or law enforcement officers that concern CDT’s business activities should be referred to CDT’s General Counsel.

All press releases must be approved by either CDT’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel or Director of Investor Relations.

FINANCIAL RECORDS AND CONTROLS

All CDT financial and accounting records must accurately and properly reflect all financial transactions of the company. Every financial and accounting record, as well as the underlying support data, must accurately describe the transaction without omission, concealment or falsification of information. Intentional accounting misclassifications and improperly accelerating or deferring expenses or revenues would be examples of unacceptable reporting practices. In no event should any information be concealed from internal or external auditors, operating unit management, CDT corporate financial staff or others who are entitled to such information. Cash disbursements are prohibited except for nominal amounts drawn from established and properly recorded petty cash accounts. All checks will be drawn only to the ultimate payee. No checks may be made payable to cash or bearer. Exceptions can be made to this policy, but only with the prior approval of CDT’s Chief Financial Officer.

GIFTS AND ENTERTAINMENT

You shall not solicit or accept for personal use, or for the use of others, any gift, favor, loan, gratuity, reward, promise of future employment, or any other thing of monetary value that might influence or appear to influence your judgment or conduct in the performance of your job. You can be exempted from the restrictions in this paragraph with respect to specific gifts or events by appropriate corporate approval. If in doubt about whether a gift is appropriate, ask your supervisor or the president/general manager of your operating unit. Except as approved by CDT’s CEO, COO or CFO, entertainment activities (whether sponsored by CDT or another party) shall be customary and normal for the industry, and shall not be of a type that might influence or appear to influence your judgment or conduct in the performance of your job.

HUMAN RESOURCES

CDT recognizes that our greatest strength lies in the talent and the ability of our employees. You are expected to hold yourself accountable to high professional standards, with mutual respect being the basis of all professional relationships. While specific human resources programs and policies may differ by operating unit, overall goals have been established to guide CDT’s activities in employee relations. It is CDT’s policy:

•	to provide equal opportunity for all in recruiting, hiring, developing, promoting and compensating without regard to race, religion, color, age, gender, disability, veteran status or national origin; and

•	to maintain a professional and safe work environment.

Sexual, racial, ethnic, religious or any other illegal type of harassment has no place in CDT’s work environment. Racial, ethnic and religious harassment includes such conduct as slurs, jokes, intimidation or any other verbal or physical attack upon a person because of race, religion or national origin. Sexual harassment includes unwelcome sexual advances or other verbal or physical conduct of a sexual nature.

Questions or complaints about potential harassment should be directed to your human resource representative or CDT’s General Counsel.

INSIDER INFORMATION AND SECURITIES TRADING

You may not purchase or sell any security issued by CDT while you are in possession of material inside information. In addition, you may not communicate material inside information to any other person.

“Material inside information” is any information concerning or relating to CDT that has not been disclosed to the public and that a reasonable investor would consider important in deciding whether or not to buy or sell any CDT security. Essentially, material information can be described as any information that might be expected to influence the market price of any CDT security. Common examples of information that may constitute material inside information include: dividend and earnings announcements; earnings forecasts or changes therein; significant capital projects; divestments; mergers and acquisitions; proposed issuances of new securities; extraordinary borrowings; new products or technological breakthroughs; impairment or inability to utilize significant assets (e.g., production facilities); unusual gains, losses or changes in material operations; acquisitions or losses of significant contracts; significant increase or decline in orders; significant litigation or investigations, or any significant developments relating thereto; significant shortages or excesses of key materials or supplies; significant changes in management; stock repurchase programs; and significant labor disputes. Information should not deemed “disclosed to the public” unless it is generally available to the public (e.g., through a press release, Securities

Exchange Commission filing, communication to stockholders, etc.). Even after information concerning CDT is publicly released, a reasonable period of time for the information to be disseminated (at least 24 hours) should elapse before trading in CDT securities.

The foregoing policy applies to family members and other individuals living in your household. Compliance by such family members and other individuals is your responsibility.

POLITICAL CONTRIBUTIONS

U.S. Federal and many state and foreign laws prohibit contribution by the company to political parties or candidates. Where prohibited by law, no company funds or other assets are to be contributed or loaned, directly or indirectly, to any political party or for the campaign of any person for political office, or expended in support of or in opposition to such party or person. Where corporate political contributions are legal, such contributions shall be made only with the prior approval of an appropriate CDT corporate officer.

No direct or indirect pressure is to be directed toward employees to make any political contribution or participate in the support of a political party or the political candidacy of any individual.

QUALITY AND TESTING

It is our responsibility as a company to ensure that our products are designed and manufactured to meet the appropriate inspection, test and quality criteria of our customers, and to perform the testing necessary to meet these criteria, and to provide the necessary documentation in support of this testing. The inspection and testing documentation must be complete, accurate and truthful. As employees we are all expected to be aware of and exercise this responsibility as our jobs require.

SUBSTANCE ABUSE

CDT does not condone nor will it tolerate your illegal drug use or abuse of alcohol or other legally controlled substances. To protect the health and welfare of other employees, customers, shareholders and neighbors, CDT has adopted the following practices and procedures (subject to procedures and requirements of any applicable collective bargaining agreements or laws):

•	The unlawful manufacture, distribution, dispensing, possession, use, sale or purchase of unauthorized or illegal drugs, contraband (e.g., drug paraphernalia such as pipes ) or substances, or the abuse or misuse of legal drugs or alcohol while on company business or during working hours is prohibited. Any violation is grounds for disciplinary action, including termination.

•	Any employee under the influence of drugs or alcohol while on company premises, company business or during working hours is subject to disciplinary action, including termination.

•	Unlawful actions by employees that discredit the company involving illegal drugs or contraband, controlled substances or alcohol during non-working hours are grounds for disciplinary action, including termination.

* * * * * * * *

DISCIPLINE

The standards in this Code of Business Conduct & Ethics are important to CDT and must be taken seriously by all employees. Accordingly, violations of these standards will not be tolerated and, in accordance with company regulations, applicable collective bargaining agreements and applicable law, will result in sanctions, including one or more of the following: a warning; a reprimand noted in employee’s permanent personnel record; probation; demotion; temporary suspension; discharge; required counseling; required reimbursement of losses or damages; or referral for criminal prosecution or civil action.

REPORTING UNLAWFUL OR UNETHICAL ACTIVITIES

If you are aware of an unlawful or unethical situation or any transactions or events that violate this Code of Conduct, you can pursue your issue with any higher level of management. In addition, you can contact

CDT’s General Counsel: Charles Fromm, (847) 230-1900, Cable Design Technologies, 1901 N. Roselle Rd., Schaumburg, IL 60195, e-mail: cfromm@cdtc.com

In addition, you can call the CDT’s Internal Audit DepartmentEthics Hotline.

CDT will not tolerate threats or acts of retaliation or retribution against employees for using these communication channels.

AMENDMENTS AND SUPPLEMENTS

The standards set forth herein may be amended or modified from time to time by CDT in its sole discretion. In addition, CDT and is operating units may issue additional or supplemental policies or standards.

Cable Design Technologies

1901 N. Roselle Rd.

Schaumburg, IL 60195

(847) 230-1900

fax: (847) 230-1908